Exhibit 21.1

List of Subsidiaries of LeeWay Services, Inc.

-	LeeWay Capital, Inc.

-	eCommerce Funding LLC

-	eCommerce Financing LLC

-	LeeWay Transport, Inc.

-	LeeWay Freight Lines, Inc.

-	LeeWay Global Logistics LLC
-	LeeWay Logistics Agents LLC